Filed by Oaktree Capital Group, LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oaktree Capital Group, LLC

SEC File No.: 001-35500

OCGH Unitholders FAQ | May 2019

OAKTREE CAPITAL GROUP HOLDINGS, L.P. UNITHOLDERS FAQ

1.	What will happen to my vested OCGH units at the closing of the Brookfield transaction?

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You will have an opportunity to sell a portion of your vested OCGH units at closing for the merger consideration. You will be able to elect either cash or shares of Brookfield publicly traded common stock (“BAM shares”) as consideration for the sold units, subject to proration such that the total consideration from Brookfield to all sellers in the transaction, including holders of OAK units, is 50% in cash and 50% in shares. The consideration will be paid promptly after closing.

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Prior to closing you will receive an election form to sign and return in order to participate. You will be able to sell approximately 20% of your vested OCGH units at closing. Any vested units not sold at closing can be sold through a liquidity mechanism that will be available to OCGH unitholders annually beginning in 2022, as described below in greater detail. The election form will also constitute your acknowledgement of, and agreement to, the terms of the Brookfield transaction, including the terms of future sales.

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If you do not sign and return the election form agreeing to the terms of the transaction, OCGH’s general partner may require you to sell vested OCGH units at closing pursuant to its authority to effect mandatory sales under OCGH’s limited partnership agreement. By electing not to agree to the terms of the deal, you should expect that OCGH’s general partner may exercise its authority under OCGH’s limited partnership agreement to exclude you from participation in the annual liquidity program in future years.

2.	Will I have a lock-up on any BAM shares I receive for my OCGH units?

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Fifty percent of any BAM shares received at the closing of the Brookfield transaction in exchange for OCGH units (other than OCGH units held by institutional unitholders) will be subject to a 90-day lock-up after closing. Any sales of BAM shares by current employees will also be subject to Oaktree’s standard pre-approval requirements for personal trading.

3.	How will my unvested OCGH units be treated?

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Unvested OCGH units will continue to vest pursuant to their existing terms. Once units vest they will be eligible for the annual liquidity mechanism beginning in 2022 if they meet the criteria for “eligible OCGH units” described in Item 5 below.

4.	Will I continue to receive distributions on my OCGH units?

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Under the merger agreement with Brookfield, no distribution by Oaktree or the Oaktree operating group is permitted in the third quarter of 2019 (when OCGH would typically distribute income attributable to the second quarter). If the transaction has not closed by the end of the third quarter, we expect distributions will resume in the fourth quarter of 2019 (attributable to Oaktree’s third quarter income) and each quarter thereafter until the transaction is closed, paid at times consistent with past practice, in a dollar amount not to exceed the lesser of (i) $0.74 per OCGH unit and (ii) 85% of all distributable earnings for the fiscal quarter to which the distribution relates.

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Following the closing of the transaction with Brookfield, OCGH may declare quarterly income distributions in amounts determined by OCGH’s general partner. As in the past, both vested and unvested OCGH units will participate in income distributions. If OCGH makes a distribution of capital (as opposed to an income distribution), such distribution will be made only with respect to vested OCGH units. OCGH units that are unvested at the time a distribution of capital is made will receive a distribution of the same amount when and if they subsequently vest.

OCGH Unitholders FAQ | May 2019

5.	When will I be able to sell OCGH units to Brookfield again after the closing of the merger transaction?

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Annual sale opportunities will be offered beginning in 2022, as further described below, for OCGH units outstanding as of the closing date of the transaction or that are issued after the closing date pursuant to certain agreements in existence on March 13, 2019 (“eligible OCGH units”). Units must be vested to be eligible for sale. Brookfield is required to provide at least three years’ prior notice if it intends to terminate the annual liquidity program. No such termination is allowed before the 11th anniversary of the closing of the transaction. To sell units under the liquidity program, OCGH unitholders must agree to the terms of an amendment to the existing Tax Receivable Agreement.

6.	How will the price be determined for future sales of OCGH units?

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Except as described below, each eligible OCGH unit will be valued by (i) applying a 13.5x multiple to the trailing three-year average (or two-year average for sales in 2022) of annual fee-related earnings less stock-based compensation at grant value and excluding depreciation and amortization and a 6.75x multiple to the trailing three-year average of annual net incentives created, and (ii) adding 100% of the value of net cash (defined as cash less the face value of debt and preferred stock, other than certain preferred stock issued in connection with sales of OCGH units), 100% of the value of corporate investments and 75% of fund-level net accrued incentives, each as of December 31 of the prior year, in each case subject to certain adjustments, in each case on a per unit basis.

•	The value received in respect of each eligible OCGH unit will be reduced by the amount of any non-tax-related distributions received in the calendar year in which a sale occurs.

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The value will then be increased by a ticking fee on the net amount described in the preceding two bullets. The ticking fee will equal an amount accruing daily from January 1 of such year to the date immediately preceding the closing of the sale at a rate per annum equal to the 5-year Treasury note rate as of December 31 of the prior year plus 3%.

7.	What form will the consideration take for future sales?

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Payment for eligible OCGH units may be made in the form of cash, freely tradable BAM shares, notes issued by a Brookfield subsidiary and/or equity interests in a subsidiary of OCGH that will entitle equity holders to the proceeds from a note. Either type of note will have a three-year maturity and will accrue interest at the then-current 5-year Treasury note rate plus 3%.

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The combination of cash, BAM shares and notes will be determined by Brookfield. However, for the first $500 million of eligible OCGH units sold each year, notes (including equity interests that will entitle the holder to notes) cannot exceed 50% of the total consideration.

8.	How many OCGH units can I sell each year?

•	No sales of eligible OCGH units will be permitted until such units vest, at which point sales will be permitted subject to the limitations described below.

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After the closing of the Brookfield transaction, no sales of vested OCGH units will be permitted until 2022. In 2022, employees will have the right (but not the obligation) to tender for sale up to 12.5% of the vested eligible OCGH units held by them, collectively. Oaktree founders and certain senior executives can request to sell up to 20% of the eligible OCGH units held by them, collectively. For each year thereafter, employees can elect to sell an additional 12.5% of the eligible OCGH units held by them, collectively. If not exercised in full in each year in which it first becomes available, this right to sell will be cumulative (meaning, for example, up to 37.5% could be sold in 2024 by employees if no eligible OCGH units were sold by employees in 2022 or 2023). Employees will be able to sell 100% of their remaining eligible OCGH units beginning in 2029, subject to the maximum annual sale limits described below.

OCGH Unitholders FAQ | May 2019

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OCGH’s general partner will require former employees to sell eligible OCGH units every year in which liquidity is available so that all units are sold by 2029. Current employees who cease to be employed by Oaktree or its subsidiaries will, for the years after their departures, be required to sell their remaining eligible OCGH units (other than any unvested OCGH units forfeited in connection with their departures) during the remaining annual sale windows through 2029. Unless otherwise determined by OCGH’s general partner, sales by former employees will be in equal percentages each year.

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Note, however, that Brookfield is not obligated to purchase units that, in the aggregate together with sales requested by all other OCGH limited partners, exceed certain maximum amounts per year. These maximum amounts are 20% of the eligible OCGH units in 2022, 25% in 2023, 30% in 2024 and 35% in 2025 and each year thereafter. However, vested Former OAK Units (as defined in Item 9 below) are not subject to this limit.

9.	What will happen to my unvested OAK units?

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Unvested OAK units will be converted into unvested OCGH units (“Former OAK Units”) at the closing of the transaction. The Former OAK Units will vest in accordance with the terms of the OAK units for which they were exchanged.

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Former OAK Units that vest in 2020 and 2021 will be eligible for liquidity opportunities during annual sale windows in those years. (OCGH Units that are not Former OAK Units will not be eligible for liquidity in either year.) The sale price for 2020 and 2021 will be fixed at $49.00 per unit, less the value per unit of any capital distributions that are paid upon vesting as described above. Consideration will be in the form of cash and BAM shares. The combination of cash and BAM shares will be determined by Brookfield.

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In 2022 and subsequent years, vested Former OAK Units will be eligible for the standard sale mechanism described above, including the valuation method and forms of consideration. However, Former OAK Units will not be subject to any annual limit on the number of units that can be sold.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Brookfield Asset Management Inc. (“Brookfield”) filed with the SEC a registration statement on Form F-4 (Registration No. 333-231335) that includes a consent solicitation statement of Oaktree Capital Group, LLC (“Oaktree”) and a prospectus of Brookfield. INVESTORS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the consent solicitation statement/prospectus, as well as other filings containing information about Oaktree and Brookfield, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to Oaktree Investor Relations at Unitholders – Investor Relations, Oaktree Capital Management, L.P., 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071, by calling (213) 830-6483 or by sending an e-mail to investorrelations@oaktreecapital.com or to Brookfield Investor Relations by calling (416) 359-8647 or by sending an e-mail to linda.northwood@brookfield.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Oaktree unitholders in connection with the proposed transaction will be set forth in the consent solicitation statement/prospectus when it is filed with the SEC.

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